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Fund
American
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                                                             John J. Byrne
                                                             Chairman



                                        December 4, 1995

Dear Fellow Shareholder:


Fund American is offering to purchase up to 500,000 shares of its Common Stock from shareholders at a cash price of $71.00 per share. This tender is being offered to provide shareholders with added liquidity. We recognize that our Common Stock is not widely held, not regularly followed by analysts and is thinly traded. This tender, if fully subscribed, will exhaust the Company's remaining authorization to repurchase its Common Stock.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions for tendering shares are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer.

Neither the Company nor its Board of Directors makes any recommendation as to whether any shareholder should tender any or all of such shareholder's shares pursuant to the offer. Each shareholder must make such shareholder's own decision whether to tender shares and, if so, how many shares to tender.

Any questions you have about the offer should be directed to First Chicago Trust Company of New York, the Information Agent, at 1-800-438-0057.

                                        Respectfully submitted,

                                        John J. Byrne
                                        Chairman






                   Fund American Enterprises Holdings, Inc.
                         The 1820 House / Main Street
                              Norwich  VT   05055
                                 (802)649-3633
                              (802)649-2240(FAX)